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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                   For the month of      April 1      , 1998
                                   -------------------

                      Dransfield China Paper Corporation
                -----------------------------------------------
                (Translation of registrant's name into English)

             36-42 Pok Man Street, 2/F, Mongkok, Kowloon, Hong Kong
             ------------------------------------------------------
                    (Address of principal executive offices)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F  X              Form 40-F
                              ---                      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes                           No  X
                         ---                          ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_________]
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         The following sets forth portions of a press release issued on April
1, 1998, by Dransfield China Paper Corporation.



                     $6 Million Debt Conversion Announced
                     By Dransfield China Paper Corporation

FOR IMMEDIATE RELEASE

Hong Kong, April 1, 1998 ... Hong Kong-based Dransfield China Paper Corporation (NASDAQ:DCPCF) ("Dransfield") announced today that the Company has converted $6,007,500 of debt owed to its parent company, Dransfield Holdings Limited, into equity. The debt will be converted into 1,335,000 common shares of Dransfield stock at a price of $4.50 per share.

Since January, 1994 Dransfield Holdings Limited has invested approximately $24 million into Dransfield to fund the construction of paper mills number 1 & 2, and the company's related expansion program to become a dominant player in the tissue paper market in the People's Republic of China ("PRC"). Of that investment, $14 million was previously converted to equity with 14.25 million shares issued, and with this most recent conversion, the equity investment from the parent company now stands at $20 million, with 15.6 million shares issued.

Mr. Horace Yao, Chairman & CEO of Dransfield China Paper Corporation stated, "We continue to be very pleased with the progress we are making. The construction of our mills is being completed on time, and our infrastructure is beginning to come together. We are particularly pleased with the conversion of this debt to equity as any additional funds raised by the company will be directed entirely into expanding the business, and not to paying off related-party debt. Our parent company has so much confidence in our plans to construct paper mills in the PRC that it has now put over $20 million in equity capital into the project."

Dransfield China Paper Corporation is a Nasdaq-listed, Hong Kong-based company primarily engaged in the brokering and distribution of a variety of paper products in China and Hong Kong. To become a dominant force in the PRC paper products industry, the Company has recently embarked on a major expansion program that includes the construction of four strategically located pulp and paper mills in the PRC. Once completed, the Company will be a fully vertically- integrated paper company, engaged in the production and sale of recycled pulp, the production and sale of jumbo paper rolls, the conversion of jumbo paper rolls into tissue paper products, and the distribution of tissue paper products under the company's own brand name. The Company expects its first two mills in the Guangdong and Shanghai regions of the PRC to begin production during 1998.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                DRANSFIELD CHINA PAPER CORPORATION


                                By: /s/ Thomas J. Kenan
                                    --------------------------------------------
                                    Thomas J. Kenan, Director



Date:  April 3, 1998





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